Exhibit 2.01

EXECUTION COPY

PURCHASE AND SALE AGREEMENT

BETWEEN

KEITHLEY INSTRUMENTS, INC.

(as the Seller)

and

AGILENT TECHNOLOGIES, INC.

(as the Buyer)

November 19, 2009

TABLE OF CONTENTS

ARTICLE I	ASSET PURCHASE	1
1.1	Purchase and Sale of Assets; Assumption of Liabilities	1
1.2	Purchase Price	1
1.3	The Closing	2
1.4	Consents to Assignment; Further Assurances	3
ARTICLE II	REPRESENTATIONS AND WARRANTIES OF THE SELLER	3
2.1	Organization, Qualification and Power	3
2.2	Authority	3
2.3	Noncontravention	4
2.4	Financial Data	4
2.5	Absence of Certain Changes	4
2.6	Tax Matters	5
2.7	Tangible Personal Property	6
2.8	Real Property	6
2.9	Intellectual Property	6
2.10	Contracts	11
2.11	Entire Business; Products	12
2.12	Litigation	12
2.13	Employment and Labor Matters	12
2.14	Employee Benefits	13
2.15	Environmental Matters	14
2.16	Legal Compliance	14
2.17	Permits	14
2.18	Insurance	15
2.19	Supplier and Customer Relationships	15
2.20	Product Warranties and Liabilities	15
2.21	Brokers’ Fees	15

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE BUYER	15
3.1	Organization	16
3.2	Authority	16
3.3	Noncontravention	16
3.4	Litigation	16
3.5	Financing	17
3.6	Due Diligence by the Buyer	17
3.7	Brokers’ Fees	17
ARTICLE IV	PRE-CLOSING COVENANTS	17
4.1	Closing Efforts	17
4.2	Consents	17
4.3	Operation of Business	17
4.4	Additional Acquired Assets; NDAs; Assets Held at Foreign Locations or Retained in Connection with the Transition Services Agreement	18
4.5	Access; Confidentiality	19
4.6	Additional Purchasing Entity	19
ARTICLE V	CONDITIONS PRECEDENT TO CLOSING	19
5.1	Conditions to Obligations of the Buyer	19
5.2	Conditions to Obligations of the Seller	20
ARTICLE VI	INDEMNIFICATION	21
6.1	Indemnification by the Seller	21
6.2	Indemnification by the Buyer	21
6.3	Claims for Indemnification	21
6.4	Survival	22
6.5	Limitations	22
6.6	Treatment of Indemnification Payments	23
ARTICLE VII	TAX MATTERS	23
7.1	Preparation and Filing of Tax Returns; Payment of Taxes	23
7.2	Cooperation on Tax Matters	24

ARTICLE VIII	TERMINATION	24
8.1	Termination of Agreement	24
8.2	Effect of Termination	24
ARTICLE IX	EMPLOYEE MATTERS	24
9.1	Offer of Employment; Continuation of Employment	24
9.2	Employment Related Liabilities	25
9.3	Compensation; Employee Benefits	25
9.4	Credit for Past Service for FTO Plan	25
9.5	U.S. COBRA	25
ARTICLE X	OTHER POST-CLOSING COVENANTS	25
10.1	Use of Names	25
10.2	Non-Competition	26
10.3	Non-Solicitation	27
ARTICLE XI	DEFINITIONS	28
ARTICLE XII	MISCELLANEOUS	35
12.1	Press Releases and Announcements	35
12.2	No Third Party Beneficiaries	35
12.3	Entire Agreement	35
12.4	Succession and Assignment	35
12.5	Notices	35
12.6	Amendments and Waivers	36
12.7	Severability	36
12.8	Expenses	37
12.9	Governing Law; Specific Performance	37
12.10	Submission to Jurisdiction; Waiver of Jury Trial	37
12.11	Bulk Transfer Laws	37
12.12	Construction	37
12.13	Counterparts and Facsimile Signature	38

Disclosure Schedule*

Schedules:*

Schedule 1.2(b)		Tax Allocation Principles
Schedule 2.3		Noncontravention
Schedule 2.4		Financial Data Schedules
Schedule 2.9		Intellectual Property
Schedule 2.10		Contracts
Schedule 2.11		Entire Business; Products
Schedule 2.12		Litigation
Schedule 2.13		Employment Matters
Schedule 2.14		Employee Benefits
Schedule 2.19		Supplier and Customer Relationships
Schedule 4.2		Required Third Party Consents
Schedule 5.1(d)(i)(A)		Key Employees
Schedule 5.1(d)(i)(B)		Research and Development Source Team
Schedule D-1		Acquired Assets
Schedule D-2		Excluded Assets
Schedule D-3		Excluded Liabilities

Exhibits:*

Exhibit A	–	Form of Bill of Sale
Exhibit B	–	Form of Assumption Agreement
Exhibit C	–	Form of Intellectual Property Matters Agreement
Exhibit D	–	Form of Transition Services Agreement
Exhibit E	-	Form of Manufacturing Trademark License Agreement

*         Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC upon request by the SEC a copy of any omitted schedule or exhibit.

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”) is entered into as of November 19, 2009 between Keithley Instruments, Inc., an Ohio corporation (the “Seller”), and Agilent Technologies, Inc., a Delaware corporation (the “Buyer”).  The Seller and the Buyer are each individually referred to herein as a “Party” and are collectively referred to herein as the “Parties.”

INTRODUCTION

1.        The Seller operates a business specializing in the design, manufacture and distribution of RF Vector Signal Generators, Vector Signal Analyzer lines, SignalMeister Software, RF Power Meters and related accessories, including the Products (the “Business”) comprised of the Acquired Assets.

2.        The Buyer desires to purchase from the Seller, and the Seller desire to sell to the Buyer, the Acquired Assets, subject to the assumption of the Assumed Liabilities and upon the terms and subject to the conditions set forth herein.

3.        Each capitalized term used in this Agreement shall have the meaning ascribed to it in Article XI.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I
ASSET PURCHASE

1.1  Purchase and Sale of Assets; Assumption of Liabilities.

(a)  Transfer of Assets.  On the basis of the representations, warranties, covenants and agreements and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing, the Seller shall sell, convey, assign, transfer and deliver to the Buyer, and the Buyer shall purchase and acquire from the Seller, all of the Seller’s right, title and interest in and to the Acquired Assets.

(b)  Assumed Liabilities.  On the basis of the representations, warranties, covenants and agreements and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing, the Buyer shall assume and agree to pay, perform and discharge when due the Assumed Liabilities.

1.2  Purchase Price.

(a)  Purchase Price.  In consideration for the sale and transfer of the Acquired Assets, at the Closing, the Buyer shall assume the Assumed Liabilities and shall pay to the Seller the Purchase Price in cash by wire transfer of immediately available funds.

(b)  Allocation of Purchase Price.  The Parties hereby agree that the Purchase Price shall be allocated for purposes of this Agreement and for federal, state, local and foreign tax purposes as set forth in Schedule 1.2(b) attached hereto and that each shall file any Tax Returns relating thereto in accordance with such schedule.

1.3  The Closing.

(a)  Time and Location.  The Closing shall take place at the offices of Baker & Hostetler LLP in Cleveland, Ohio (or remotely by electronic exchange of documents and signatures), commencing at 11:30 a.m., local time, on the Closing Date.

(b)  Actions at the Closing.

At the Closing:

(i)  the Seller shall execute and deliver a Bill of Sale in substantially the form attached hereto as Exhibit A;

(ii)  the Seller, as assignor, and the Buyer, as assignee, shall execute and deliver the Assumption Agreement in substantially the form attached hereto as Exhibit B;

(iii)  the Seller and the Buyer shall execute and deliver the Intellectual Property Matters Agreement in substantially the form attached hereto as Exhibit C;

(iv)  the Seller and the Buyer shall execute and deliver the Transition Services Agreement in substantially the form attached hereto as Exhibit D;

(v)  the Seller and the Buyer shall execute and deliver the Manufacturing Trademark License Agreement in substantially the form attached hereto as Exhibit E;

(vi)  the Buyer shall pay to the Seller the Purchase Price in cash by wire transfer of immediately available funds in accordance with the wire transfer instructions delivered to the Buyer by the Seller not less than two (2) Business Days prior to the Closing;

(vii)  the Seller shall deliver the tangible assets included in the Acquired Assets to Buyer, provided however that Seller shall retain physical possession of any Acquired Assets reasonably necessary to fulfill its obligations under the Transition Services Agreement during the term of the Transition Services Agreement and shall deliver such tangible assets and the tangible assets included in the Acquired Assets located outside of the U.S. in accordance with Section 4.4; and

(viii)  the Parties shall execute and deliver to each other a cross-receipt evidencing the transactions referred to above.

1.4  Consents to Assignment; Further Assurances.  Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign or transfer any contract, lease, authorization, license or permit, or any claim, right or benefit arising thereunder or resulting therefrom, if (a) an attempted assignment or transfer thereof, without the consent of a third party thereto or of the issuing Governmental Entity, as the case may be, would constitute a breach thereof and (b) such consent is not obtained.  In such case, (x) such item shall be withheld from sale pursuant to this Agreement without any reduction in the Purchase Price, (y) from and after the Closing, the Seller and the Buyer will cooperate, in all reasonable respects, to obtain such consent as soon as practicable after the Closing, provided that the Seller shall not be required to make any payments or agree to any material undertakings in connection therewith, and (z) until such consent is obtained, the Seller and the Buyer will cooperate, in all reasonable respects, to provide to the Buyer the benefits under such item.  At any time and from time to time after the Closing Date, as and when reasonably requested by any Party hereto and at such Party’s expense, the other Party shall promptly execute and deliver, or cause to be executed and delivered, all such documents, instruments and certificates and shall take, or cause to be taken, all such further actions as are necessary to evidence and effectuate the transactions contemplated by this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer that the statements contained in this Article II are true and correct as of the date hereof, except as specifically set forth in the Disclosure Schedule (referencing the appropriate section, subsection, paragraph and subparagraph numbers).  The disclosures in any section or subsection of the Disclosure Schedule shall also qualify other sections and subsections in this Article II to the extent it is clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.  The inclusion of any information in the Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material to the Business, has resulted in or would result in a Business Material Adverse Effect, or is outside the ordinary course of business.  For purposes of this Agreement, the phrase “to the knowledge of the Seller” or any phrase of similar import shall mean (i) the actual knowledge of the Seller after due and reasonable inquiry by the following individuals:  Joseph Keithley, Linda Rae, Mark Plush and Mark Elo; and (ii) what such individuals should have known had such individuals made due and reasonable inquiry of senior management employees who would reasonably be expected to have actual knowledge of relevant matters.

2.1  Organization, Qualification and Power.  The Seller is a corporation duly organized, validly existing and in good standing under the laws of Ohio.  The Seller has all requisite corporate power and authority to carry on the business in which it is now engaged and to own and use the properties now owned and used by it.

2.2  Authority.  The Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder.  The execution and delivery by the Seller of this Agreement and such Ancillary Agreements and the consummation by the Seller of the transactions contemplated hereby and thereby have been validly authorized by all necessary corporate action.  This Agreement has been, and such Ancillary Agreements will be, validly executed and delivered by the Seller and, assuming this Agreement and each such Ancillary Agreement constitute the valid and binding obligation of the Buyer, constitute or will constitute a valid and binding obligation of the Seller, enforceable against the Seller in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including, without limitation, those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

2.3  Noncontravention.  Except as set forth in Schedule 2.3, neither the execution or delivery by the Seller of this Agreement or the Ancillary Agreements, nor the consummation by the Seller of the transactions contemplated hereby or thereby, will:

(a)  conflict with or violate any provision of the articles of incorporation or code of regulations of the Seller;

(b)  require on the part of the Seller any filing with, or any permit, authorization, consent or approval of, any Governmental Entity;

(c)  conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate or materially modify, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness or Security Interest to which the Seller is a party or by which the Seller is bound and which would in any such case (i) adversely affect the Seller’s ability to consummate the transactions contemplated by this Agreement or (ii) materially adversely affect the Acquired Assets; or

(d)  violate any order, writ, injunction or decree specifically naming, or material statute, rule or regulation applicable to, the Seller or any of its properties or assets.

2.4  Financial Data.  The Financial Data Schedules fairly present, in all material respects, the financial condition and combined results of operations and cash flows of the Business as of the respective dates thereof and for the periods referred to therein and have been prepared on the same basis that the Seller prepares its financial statements, which Seller financial statements are prepared in accordance with United States generally accepted accounting principles; provided, however, the Financial Data Schedules may not include allocations of corporate expenses or reflect rights to receive corporate services and may be subject to year-end adjustments.

2.5  Absence of Certain Changes.  Except as contemplated by this Agreement, between the Balance Sheet Date and the date of this Agreement, there has not been:

(a)  any transaction entered into or carried out by the Seller with respect to the Business or the Acquired Assets other than in the ordinary course of business;

(b)  any borrowing or agreement to borrow funds by the Seller with respect to the Business or the Acquired Assets or any incurring by the Seller of any other obligation or liability (contingent or otherwise) with respect to the Business or the Acquired Assets, except liabilities incurred in the ordinary course of business;

(c)  any material change in the method of doing business of the Seller with respect to the Business;

(d)  any Security Interest imposed or agreed to be imposed on or with respect to the Acquired Assets;

(e)  any purchase or lease of or any agreement to purchase or lease assets (other than purchases in the ordinary course of business) for an amount in excess of $50,000 made by the Seller with respect to the Business;

(f)  any modification, waiver, change, amendment, release, rescission or termination of, or accord and satisfaction with respect to, any term, condition or provision of any contract, agreement, license or other instrument that is included in the Acquired Assets, other than any satisfaction by performance in accordance with the terms thereof in the ordinary course of business; or

(g)  any other material change in the financial condition or results of operations of the Business, or any other change in the financial condition or results of operations of the Business that would reasonably be expected to result in a Business Material Adverse Effect.

2.6  Tax Matters.

(a)  The Seller has filed or had filed on its behalf all material Tax Returns that it was required to file and all such Tax Returns were correct and complete to the extent they relate to the Business, except for any error or omission that would not have a material adverse effect on the value of the Acquired Assets or the Business.

(b)  The Seller has paid all Taxes that are shown to be due and payable on any such Tax Returns to the extent they relate to the Business or the Acquired Assets.

(c)  (i) Seller is not currently engaged and has not been engaged during the two year period ending on the Closing Date, in any material disputes with any Governmental Entity with respect to Taxes attributable to the Acquired Assets or the Business, (ii) no Governmental Entity has proposed to make or has made any material adjustment with respect to Taxes attributable to the Acquired Assets or the Business, and (iii) none of the Acquired Assets is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(d)  There is no material liability for any unpaid Taxes in respect of the Acquired Assets or the Business.

(e)  None of the Acquired Assets or the Business is property that is required to be treated for Tax purposes as being owned by any other person (other than those Acquired Assets that are leased).

2.7  Tangible Personal Property.  The Seller has good and valid title to, a valid leasehold interest in or a valid license or right to use, and the Buyer will at the Closing acquire good and valid title to, a valid leasehold interest in or a valid license or right to use, all of the tangible personal property included in the Acquired Assets (other than property sold, consumed or otherwise disposed of in the ordinary course of business since the Balance Sheet Date), free and clear of all Security Interests.  The tangible personal property included in the Acquired Assets is owned by the Seller except as noted on Schedule D-1. Physical adjustments to the inventory of the Business since the Balance Sheet Date have been correctly recorded in the ordinary course of business.  Such inventories (i) are carried at an amount not in excess of the lower of cost or net realizable value, and (ii) do not include any inventory that is obsolete, surplus, damaged, defective or not usable or salable in the ordinary course of business, in each case net of reserves provided therefor.  Such inventories consist of items of quality and quantity that are adequate for the conduct of the Business and inventory levels are not in excess of normal operating requirements of the Business. The tangible personal property included in the Acquired Assets (other than inventory) is in good working condition, normal wear and tear excepted, and is fit for its particular use or purpose in the Business.

2.8  Real Property.  The Business Property, which is leased by the Seller pursuant to the Lease, is the only real property used in connection with the Business as of the date of this Agreement, except that certain manufacturing, sales, general corporate and related services are performed at the Seller’s headquarters in Cleveland, Ohio.

2.9  Intellectual Property.

(a)  Schedule 2.9(a) sets forth a complete and accurate list of all patents, patent applications, trademark registrations and applications, copyright registrations and applications (collectively “Registered Intellectual Property”), and unregistered trademarks, in each case, included in the Acquired Intellectual Property.  Except as set forth in Schedule 2.3 and Schedule 2.9(d), the Seller (i) owns the Acquired Intellectual Property exclusively or has the right to assign a license to the Acquired Intellectual Property and (ii) Seller has good and valid title to all Acquired Intellectual Property owned by Seller (“Owned Intellectual Property”).

(b)  Except for the software listed in Schedule 2.9(b) and for the Seller Marks, the Acquired Intellectual Property constitutes all material Intellectual Property used in or sufficient to conduct the operation of the Business as it is currently conducted, including the design, development, manufacture, use, import and sale of Products, technology and services (including products, technology or services currently under development) of the Business.  The Acquired Intellectual Property is free from Security Interests. Except as set forth in Schedule 2.3, all licenses constituting Designated IP Contracts are freely assignable to Buyer or its designee.

(c)  There are no pending or, to the knowledge of the Seller, threatened actions against Seller that contest the validity, use or ownership of any Acquired Intellectual Property or any basis upon which a third party could make a claim for invalidity, enforceability or inequitable conduct of any Acquired Intellectual Property.  To the knowledge of the Seller, no third person infringes, has infringed upon, has misappropriated or otherwise violates or has violated any Acquired Intellectual Property and no third person has prior rights to or has challenged Seller’s rights to any Acquired Intellectual Property.

(d)  Except as set forth in Schedule 2.9(d), to the extent that any Owned Intellectual Property has been developed or created independently or jointly by any person other than Seller, Seller has a written agreement with such person with respect thereto, pursuant to which Seller has obtained ownership of, and is the exclusive owner of, all such Intellectual Property therein and any associated Intellectual Property rights by operation of law or by valid assignment.

(e)  The Seller has not granted to any third party any license or right to the commercial use of any of the Owned Intellectual Property, except for rights and licenses granted to end users pursuant to Seller’s standard end user license agreement terms and conditions in the ordinary course of business.

(f)  Schedule 2.9(f) contains Seller’s standard form(s) of end-user license agreement, including attachments. Section 2.9(f)(i) of the Disclosure Schedule lists all material contracts, licenses and agreements (other than (i) end-user license agreements on Seller’s standard form entered into with end-users in the ordinary course of business and (ii) licenses for non-custom, open source and/or off-the-shelf software) to which Seller is a party with respect to any Acquired Intellectual Property (“Designated IP Contracts”).  Except as set forth on Schedule 2.9(f)(ii), no third party who has licensed Acquired Intellectual Property to Seller has ownership rights or license rights to improvements made by Seller to such Intellectual Property which has been licensed to Seller.

(g)  Section 2.9(g) of the Disclosure Schedule lists all contracts, licenses and agreements (other than end-user license agreements on Seller’s standard form entered into with end-users in the ordinary course of business) between Seller and any other person wherein or whereby Seller has agreed to, or assumed, any obligation or duty to indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any liability with respect to the infringement or misappropriation by Seller of the Intellectual Property rights of any person other than Seller.

(h)  To the knowledge of the Seller, the operation of the Business as it currently is conducted, including the design, development, use, import, manufacture and sale of Products, technology or services (including Products, technology or services currently under development) of the Business by Seller, does not and will not immediately following the consummation of the transactions contemplated by this Agreement infringe or misappropriate the Intellectual Property rights of any person, violate the rights of any person (including rights to privacy or publicity), or constitute unfair competition or trade practices under the applicable laws of any jurisdiction.  Seller has not received any notice from any person claiming that the operation of the Business or any act, Product, technology or service (including Products, technology or services currently under development) of the Business infringes or misappropriates the Intellectual Property rights of any person or constitutes unfair competition or trade practices under the applicable laws of any jurisdiction (nor does Seller have any knowledge of any basis therefor).

(i)  Each item of Registered Intellectual Property is valid and subsisting, and, except as set forth in Section 2.9(i) of the Disclosure Schedule, all necessary registration, maintenance and renewal fees in connection with such Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property.  Except as set forth in Section 2.9(i) of the Disclosure Schedule, there are no actions that must be taken by Seller or Buyer within 90 days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any Registered Intellectual Property.  In each case in which Seller has acquired any Registered Intellectual Property rights from any person, Seller has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Registered Intellectual Property rights (including the right to seek past and future damages with respect thereto) to Seller and, to the maximum extent provided for by, and in accordance with, applicable laws and regulations, Seller has recorded each such assignment with the relevant governmental authorities, including the PTO, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be.  For each of the patents and patent applications owned by Seller: (1) to the knowledge of the Seller, all inventors have been identified and properly named; (2) all inventors have executed an assignment of rights in the underlying invention to the Seller; (3) Seller is the sole assignee of such rights; and (4) to the knowledge of the Seller, the US PTO (and each similar non-US agency with which filings have been made) has been provided full disclosure, including all known prior art and preferred embodiment at the time of filing.

(j)  There are no contracts, licenses or agreements between Seller and any other person with respect to Acquired Intellectual Property under which there is any material dispute regarding the scope of such agreement, or performance under such agreement, including with respect to any payments to be made or received by Seller thereunder.

(k)  Section 2.9(k) of the Disclosure Schedule lists all software or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License or other similar license (“Open Source Materials”) used by Seller and describes the manner in which such Open Source Materials were used, including whether (and, if so, how) the Open Source Materials were modified and/or distributed by Seller.  Except for the Open Source Materials listed on Section 2.9(k) of the Disclosure Schedule, Seller has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, any Product, including successor products currently under development, or any Acquired Intellectual Property, (ii) distributed Open Source Materials in conjunction with any Product, including successor products currently under development or testing, or any Acquired Intellectual Property, (iii) used Open Source Materials that create, or purport to create, obligations for Seller with respect to Intellectual Property rights or grant, or purport to grant, to any third party, any right or immunity with respect to any Intellectual Property rights (including but not limited to using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, or (C) redistributable at no charge), or (iv) breached the terms of any license related to Open Source Materials.

(l)  Except as listed in Section 2.9(k) of the Disclosure Schedule, the Products (i) do not include any open source code distributed under the GNU General Public License, the GNU Library General Public License or any similar license (a “Copyleft License”) not disclosed in the Disclosure Schedule; (ii) do not include any other open source code (i.e., open source, freeware or free use software) not disclosed in the Disclosure Schedule; and (iii) are not subject to any obligation imposed under a Copyleft License that:  (A) could or does require, or could or does condition the use or distribution of the Products on, the disclosure, licensing, delivery or distribution of any source code for any portion of the Seller’s software; and (B) could or does otherwise impose any limitation, restriction or condition on the right or ability of Seller (or Buyer immediately following the consummation of the transactions contemplated by this Agreement in the event Buyer continues to use and distribute the Products as done by the Seller prior to the Closing Date) to use or distribute the Products.

(m)  Except as disclosed in Section 2.9(m) of the Disclosure Schedule, neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Buyer of any contracts or other agreements to which Seller is a party, will result in: (i) Buyer or Seller granting to any third party any right to or with respect to any Intellectual Property rights owned by, or licensed to, either of them, (ii) Buyer or Seller being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses, or (iii) Buyer or Seller being obligated to pay any royalties or other amounts for use of any Acquired Intellectual Property, to any third party in excess of those payable by either of them, respectively, in the absence of this Agreement or the transactions contemplated hereby, except in the event, the Buyer exceeds any license limitations, including but not limited to number of users.

(n)  Seller has protected Seller’s rights in confidential information and trade secrets of Seller in accordance with practices reasonable and customary in the industries in which Seller operates, including implementing the following measures: (i) Seller requires each employee or consultant who will have access to Acquired Intellectual Property that is considered confidential by Seller to be bound by confidentiality and requires consultants to execute a agreement that contains obligations to protect confidentiality of such Acquired Intellectual Property; (ii) Seller stores the source code for the Products on a physically secure computer in a physically secure room; and (iii) Seller has not disclosed the source code to any third-party other than those escrow agent(s) identified in Section 2.9(n)(iii) of the Disclosure Schedule, under the agreements listed in Section 2.9(n)(iii) of the Disclosure Schedule, and for the benefit of the beneficiaries listed in Section 2.9(n)(iii) of the Disclosure Schedule.  Except as set forth in Schedule 2.9(d), Seller requires each consultant of Seller to execute a agreement that contains obligations to assign  its proprietary rights in and to any Owned Intellectual Property created by such consultant and each current and former consultant of Seller who has created or modified any of the Owned Intellectual Property has executed such an agreement assigning all of such consultant’s rights in and to the Owned Intellectual Property and all related rights to Seller.

(o)  No Owned Intellectual Property or service or to the knowledge of the Seller any exclusively licensed Intellectual Property provided by Seller in the Business, is subject to any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by Seller or may affect the validity, use or enforceability of such Owned Intellectual Property or any related rights.

(p)  To the knowledge of Seller, no (i) Product, technology, service or publication of Seller used in the Business, (ii) material published or distributed by Seller in connection with the Business, or (iii) conduct or statement of Seller in connection with the Business constitutes obscene material, a defamatory statement or defamatory material, false advertising or otherwise violates any applicable law.

(q)  Except as set forth in Section 2.9 (q) of the Disclosure Schedule, none of the Owned Intellectual Property was developed by or on behalf of, or using grants or any other subsidies of, any governmental entity or any university.

(r)  Section 2.9(r) of the Disclosure Schedule lists all third parties to which Seller has provided or disclosed any source code for any software constituting Acquired Intellectual Property, and all other third parties that, to Seller’s knowledge, have been provided access to, or have had possession of any such source code, and, for such third party, Section 2.9(r) of the Disclosure Schedule identifies the source code that was provided or disclosed; provided that Section 2.9(r) of the Disclosure Schedule need not include any individuals who: (i) are or were consultants of Seller, (ii) received the source code for the sole purpose of acting as an escrow agent pursuant to a written agreement with Seller containing obligations of confidentiality to Seller, and (iii) no longer have (as of the date of this Agreement) access to or possession of any copy of such source code.

(s)  All material licenses (other than licenses for software listed in Schedule 2.9(b) and/or open source software) or other agreements under which Seller is granted Intellectual Property rights practiced by any Acquired Asset or used in the Business are included in the Designated IP Contracts or are listed on Section 2.9(s) of the Disclosure Schedule.  All such licenses or other agreements are in full force and effect, and there is no material default by Seller or, to the knowledge of Seller, any other party thereto.  Complete and correct copies of all Designated IP Contracts, and any amendments thereto, have been made available to Buyer.  Excluding any third party Intellectual Property incorporated into the Products, as listed on the Disclosure Schedule, Seller owns the Products included in the Acquired Assets or otherwise has the full and unrestricted rights to copy, modify, distribute, perform, display, make, have made, use, sell, offer for sale, and import, as well as the right to sublicense, the Products without violating any rights of a third party. There is no other third party software incorporated into the Products or used in the conduct of the Business as presently conducted other than as listed in Sections 2.3, 2.9(b), 2.9(d), 2.9(f)(i), 2.9(k) and 2.9(s) of the Disclosure Schedules, and except as set forth in Schedule 2.3, the Designated IP Contracts are fully assignable to the Buyer or its designee.

2.10  Contracts.

(a)  Except as set forth in Schedule 2.10(e), Schedule 2.10(a)(i) lists all of the contracts and other agreements included in the Acquired Assets or the Assumed Liabilities (the “Acquired Contracts”).  Such Acquired Contracts include the following contracts, which are designated on Schedule 2.10(a)(ii) as the “Designated Contracts”:

(i)  any lease for personal property from or to any third party or any agreement for the purchase or sale of products or services involving payments to be made by or to the Seller in excess of $10,000;

(ii)  the Lease;

(iii)  any agreement creating, incurring, assuming or guaranteeing (or that may create, incur, assume or guarantee) indebtedness in excess of $10,000 or under which a Security Interest has been imposed on any material Acquired Asset, in either case tangible or intangible;

(iv)  any agreement that prohibits the Business from freely engaging in business anywhere in the world;

(v)  any retention, severance or termination agreement with any Business Employee;

(vi)  any material license agreements (other than licenses for non-custom, open source and/or off-the-shelf software) giving Seller rights to Intellectual Property owned by third parties and that is necessary to operate the Business, or is contained in or used in association with or used to manufacture any of the Products.

(b)  Except as set forth on Schedule 2.10(a)(i), the Seller has made available to the Buyer a complete and accurate copy of each Designated Contract, and to the extent requested, each Acquired Contract.  Each Acquired Contract is in full force and effect and is a valid and binding obligation of the Seller and, to the knowledge of the Seller, of each other party thereto, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles. Seller has not received any written notice from any third party, including in the case of the Lease, the landlord, of any default (or condition or event which, after notice or lapse of time or both, would constitute a default) under any Acquired Contract, including the Lease.

(c)   Seller has performed in all material respects all obligations required to be performed by it on or before the date hereof pursuant to the Acquired Contracts, and Seller has not in the past three (3) years received any written claim of default under any Acquired Contract.  Seller is not in material breach of any Acquired Contract and to Seller’s knowledge, there are no facts or circumstances which, with the passage of time or provision of notice or both, would constitute a material breach if not cured within the applicable time period. To Seller’s knowledge, no other party to any Acquired Contract is in material breach or anticipated material breach of any Acquired Contract.

(d)  Except as set forth in Schedule 2.10(e) or Schedule D-2, there does not exist any other material agreement, contract or commitment (whether oral or written) to which Seller is a party and (i) that relates exclusively to the Business, or (ii) is otherwise required by Seller to conduct the Business as it is currently being conducted, except in either case for the Acquired Contracts.

(e)  Schedule 2.10(e) lists the non-disclosure agreements to which the Seller is a party that relate to the Business (the “NDAs”).

2.11  Entire Business; Products.

(a)    Except as set forth in Section 2.11 of the Disclosure Schedule, any deferred items under Section 1.4 and the services to be provided to the Buyer pursuant to the Transition Services Agreement, the Acquired Assets are, when utilized by a labor force consisting of the Business Employees, adequate to conduct the Business as currently conducted.

(b)  The products and goods listed on Schedule 2.11(b) of this Agreement constitute all of the RF vector signal generators, vector signal analyzer lines, RF power meters and related software and accessories developed, designed, marketed and distributed by the Seller.

2.12  Litigation.  Schedule 2.12 lists, as of the date of this Agreement, each (a) judgment, order, decree, stipulation or injunction of any Governmental Entity specifically naming the Seller that relates exclusively to the Business or that could affect the value of the Acquired Assets, and (b) action, suit or proceeding by or before any Governmental Entity to which the Seller is a party that relates exclusively to the Business or that is reasonably expected to affect the value of the Acquired Assets. There is no action, suit, or proceeding pending, or to the knowledge of the Seller, threatened, against the Seller relating to the Business, the Products or the Acquired Assets.

2.13  Employment and Labor Matters.

(a)  Schedule 2.13 contains a list, as of the date of this Agreement, of all Business Employees, along with the position and the annual rate of compensation of each such person, and the independent contractors who provide services to the Business.

(b)  The Seller is not a party to or bound by any collective bargaining agreement relating to the Business or the Business Employees, nor has the Seller experienced any material strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.

(c)  Since October 1, 2006, Seller has materially complied with all applicable laws relating to labor and employment, including those relating to wages, hours, collective bargaining, safety and health, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes, and continuation coverage with respect to group health plans, to the extent related to the Business Employees.  Except as set forth in Section 2.13(c) of the Disclosure Schedule, there are no unresolved labor or employment claims (including unresolved grievances, age, race, color, gender, national origin, disability or other discrimination claims, wage and hour claims, worker’s compensation claims, harassment or hostile work environment claims, retaliation or “whistleblower” claims, FMLA claims, claims for alleged breaches of contract, or claims of wrongful or tortious discharge of any kind), if any, asserted and, to Seller’s knowledge, no such claims have been threatened, against Seller by any Business Employee or former employee of the Business.  Seller has not received written notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to the Business or the Business Employees and no such investigation is in progress.

(d)  Except as set forth in Section 2.13(d) of the Disclosure Schedule, each Business Employee is employed at will and is properly classified as either an exempt or non-exempt employee.

(e)  With respect to each Business Employee, (i) such Business Employee was hired in compliance with the Immigration Reform and Control Act of 1986 (the “IRCA”); and (ii) Seller has complied with all recordkeeping and other regulatory requirements under the IRCA.  Since the Balance Sheet Date, Seller has not effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Seller, (ii) a “mass layoff” (as defined in the WARN Act), or (iii) such other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar state or local law.

(f)  All Business Employees employed in the U.S. are employed by Seller and not an Affiliate of Seller. None of the Business Employees employed in the U.S. are employed pursuant to non-immigrant visas, are in non-immigrant visa status or have applications for lawful permanent residence pending with a U.S. Governmental Entity.

2.14  Employee Benefits.

(a)  Schedule 2.14 contains a complete and accurate list of all Business Benefit Plans.  Complete and accurate copies of all Business Benefit Plans maintained by the Seller and all material related trust agreements, insurance contracts, and summary plan descriptions have been made available to the Buyer to the extent requested by the Buyer.

(b)  The Business Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the Internal Revenue Service to the effect that such Business Benefit Plans are qualified and the plans and the trusts related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, or the period for obtaining such a determination letter has not yet closed.

(c)  Other than the Keithley Instruments, Inc. Employees’ Pension Plan, the Seller has never maintained or been required to contribute to any Employee Benefit Plan subject to Title IV of ERISA or to any Multiemployer Plan with respect to which any material liability remains outstanding.

(d)  No act or omission has occurred and no condition exists with respect to any Business Benefit Plan maintained by the Seller that would subject the Buyer to any fine, penalty, Tax or liability of any kind imposed under ERISA or the Code.

(e)  No Business Benefit Plan provides welfare benefits after termination of employment to any Business Employee (or to any beneficiary of any such employee), excluding continuation of health coverage required to be continued under Section 4980B of the Code or other similar applicable laws.

(f)  No payments promised or expected for the Business Employees related to the transactions contemplated pursuant to this Agreement would, individually or in the aggregate, be nondeductible under Code Section 280G.

(g)  Except as may be included in the Excluded Liabilities, there are no sale bonuses or other compensation for any Business Employee that will become payable upon the consummation of the transactions contemplated by this Agreement.

2.15  Environmental Matters.

(a)  The Business’ operations at the Business Property are in material compliance with applicable Environmental Laws;

(b)  To the knowledge of the Seller, there is no pending or threatened civil or criminal litigation, written notice of violation or formal administrative proceeding, investigation or claim relating to any Environmental Law involving the Business Property;

(c)  There is no pending civil or criminal litigation, written notice of violation or formal administrative proceeding, investigation or claim against or, in the case of notice, delivered to, Seller relating to any Environmental Law involving the Business Property;

(d)  The Seller has those material permits, licenses and approvals required under Environmental Law to operate the Business Property as currently operated by the Seller; and

(e)  No Materials of Environmental Concern have been stored or Released by the Business at the Business Property in material violation of applicable Environmental Law by Seller or to Seller’s knowledge, any other party.

2.16  Legal Compliance.  The Seller is in material compliance with all applicable laws (including rules and regulations thereunder) of any federal, state or foreign government, or any Governmental Entity, currently in effect with respect to the Business.  The Seller has not received written notice, and has no knowledge, of any pending action, suit, proceeding or claim relating to the Business alleging any failure to so comply.

2.17  Permits.  There are no material permits, licenses, franchises or authorizations from any Governmental Entity necessary for the operation of the Business other than the Permits. To the knowledge of the Seller, each Permit is in full force and effect and the Seller is not in material violation of or default under any Permit and no suspension or cancellation of any such Permit has been threatened in writing.

2.18  Insurance.  The assets, properties and operations of the Business are and have been insured under policies of property and casualty insurance, which will remain in effect with respect to the Business until the Closing.  All such policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event, which the giving of notice or lapse of time or both, would constitute a default thereunder.  Such policies are in amounts which are customary, adequate and suitable in relation to the Business.  The Seller has not made any material claims relating to the Business under such policies in the five-year period preceding the date hereof.

2.19  Supplier and Customer Relationships.  Except as set forth on Schedule 2.19, the Seller is not engaged in any dispute with any supplier or customer, in each case, that has paid or provided net revenue in excess of $50,000 during the year ended September 30, 2009, as applicable (each, a “Major Supplier or Customer”), and, to the knowledge of the Seller, no Major Supplier or Customer intends to terminate, limit or reduce its business relations with the Business.  No termination or non-renewal has occurred with respect to any contract with any Major Supplier or Customer from October 1, 2007 to the date of this Agreement.  The relationships of the Seller with the respective customers, suppliers and subcontractors of the Business are satisfactory, and, to the knowledge of the Seller, the execution of this Agreement, and the consummation of the transactions contemplated hereby, will not materially adversely affect the relationships with such customers, suppliers or subcontractors.

2.20  Product Warranties and Liabilities.  Other than claims for warranty service provided in the ordinary course of business, there are no pending or, to the knowledge of the Seller, threatened actions under any warranty or guaranty against the Seller relating to the Business.  The Seller has not incurred, nor, to the knowledge of the Seller, is there any basis for alleging, any material liability, damage, loss, cost or expense as a result of any defect or other deficiency (whether of design, materials, workmanship, labeling instructions or otherwise) with respect to any product sold or services rendered by the Business since October 1, 2007 and prior to the Closing, whether such product liability is incurred by reason of any express or implied warranty (including any warranty of merchantability or fitness), any doctrine of common law (tort, contract or other), any statutory provision or otherwise and irrespective of whether such product liability is covered by insurance.

2.21  Brokers’ Fees.  The Seller does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller that the statements contained in this Article III are true and correct as of the date hereof.  For purposes of this Agreement, the phrase, “to the knowledge of the Buyer” or any phrase of similar import shall mean and be limited to the actual knowledge of the Vice President, Corporate Development & Strategy of the Buyer.

3.1  Organization.  The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware.

3.2  Authority.  The Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to perform its obligations hereunder and thereunder.  The execution and delivery by the Buyer of this Agreement and such Ancillary Agreements and the consummation by the Buyer of the transactions contemplated hereby and thereby have been validly authorized by all necessary corporate action on the part of the Buyer.  This Agreement has been, and such Ancillary Agreements will be, validly executed and delivered by the Buyer and, assuming this Agreement and each such Ancillary Agreement constitute the valid and binding obligation of the Seller, constitutes or will constitute a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including, without limitation, those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

3.3  Noncontravention.  Neither the execution or delivery by the Buyer of this Agreement or the Ancillary Agreements to which the Buyer will be a party, nor the consummation by the Buyer of the transactions contemplated hereby or thereby, will:

(a)  conflict with or violate any provision of the charter, bylaws or other comparable governing documents, as applicable, of the Buyer;

(b)  require on the part of the Buyer any filing with, or permit, authorization, consent or approval of, any Governmental Entity, except for any filing, permit, authorization, consent or approval which if not obtained or made would not reasonably be expected to result in a Buyer Material Adverse Effect;

(c)  conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate or modify, or require any notice, consent or waiver under, any contract or agreement to which the Buyer is a party or by which the Buyer is bound, except for (i) any conflict, breach, default, acceleration or right to terminate or modify that would not reasonably be expected to result in a Buyer Material Adverse Effect or (ii) any notice, consent or waiver the absence of which would not reasonably be expected to result in a Buyer Material Adverse Effect; or

(d)  violate any order, writ, injunction or decree specifically naming, or statute, rule or regulation applicable to, the Buyer or any of its properties or assets, except for any violation that would not reasonably be expected to result in a Buyer Material Adverse Effect.

3.4  Litigation.  There are no actions, suits, claims or legal, administrative or arbitratorial proceedings pending against, or, to the Buyer’s knowledge, threatened against, the Buyer which would adversely affect the Buyer’s performance under this Agreement or the consummation of the transactions contemplated by this Agreement.

3.5  Financing.  The Buyer has, and at the Closing will have, sufficient sources of financing in order to consummate the transactions contemplated by the Agreement and to fulfill its obligations hereunder, including, without limitation, payment to the Seller of the Purchase Price at the Closing.

3.6  Due Diligence by the Buyer.  The Buyer acknowledges that it has had the opportunity to conduct an independent investigation of the assets, liabilities, properties, workforce and affairs of the Business (including, without limitation, the Acquired Assets and the Assumed Liabilities) in making its determination to proceed with the transactions contemplated by this Agreement. Buyer further acknowledges that the representations and warranties of the Seller set forth in Article II as qualified and limited by the Disclosure Schedule constitute the sole and exclusive representations and warranties of the Seller to the Buyer in connection with the transactions contemplated by this Agreement, and the Seller is not making any representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement.

3.7  Brokers’ Fees.  The Buyer does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

ARTICLE IV
PRE-CLOSING COVENANTS

4.1  Closing Efforts.  Subject to the terms hereof, each of the Parties shall use commercially reasonable efforts to take all actions and to do all things reasonably necessary or advisable to consummate the transactions contemplated by this Agreement, including, without limitation, using commercially reasonable efforts to: (i) effect all Governmental Filings and (ii) otherwise comply in all material respects with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement.  Each of the Parties shall promptly notify the other Party of any fact, condition or event known to it that would reasonably be expected to prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement.

4.2  Consents.  The Seller shall use commercially reasonable efforts, and the Buyer shall cooperate with the Seller, to obtain all consents and approvals required to consummate the transactions contemplated  by this Agreement, including, without limitation, the consents and approvals listed on Schedule 4.2.

4.3  Operation of Business.  Except as contemplated by this Agreement or as required by applicable law, during the period from the date of this Agreement until the Closing Date, the Seller shall conduct the operations of the Business in the ordinary course. From the date hereof until the Closing Date:

(a)  the Seller will not without consent of the Buyer, directly or indirectly, (i) sell, pledge, dispose of or encumber any of the Acquired Assets, except for sales of inventory or finished Products in the ordinary course of business, (ii) enter into or propose to enter into, or modify or propose to modify, any Acquired Contract;

(b)  the Seller will (i) use commercially reasonable efforts to preserve intact the Business and Acquired Assets and goodwill thereof and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with the Business and (ii)  confer on a regular and frequent basis with representatives of the Buyer to report operational matters and the general status of ongoing operations of the Business;

(c)  Seller will not, without the consent of Buyer, increase any salaries of any Business Employee; and

(d)  the Seller will promptly inform the Buyer in writing of any material variances from the representations and warranties contained in Article II hereof.

Notwithstanding anything to the contrary in this Section 4.3, the Seller shall be permitted to (i) transfer or dispose of any asset, property or right that is not an Acquired Asset and (ii) terminate the employment of, or transfer to a new position, any employee of the Seller that is not a Business Employee.

4.4  Additional Acquired Assets; NDAs; Assets Held at Foreign Locations or Retained in Connection with the Transition Services Agreement.

(a)  In the event Buyer or Seller identifies an asset that such Party believes should be an “Acquired Asset,” the Parties will work together in good faith to determine whether such asset should be included as an Acquired Asset in the transactions contemplated by this Agreement.

(b)  With respect to the NDAs, the Parties will work together in good faith to (i) determine the nature and, if relevant, the location of the information covered thereby (the “Third Party Information”), (ii) determine whether each NDA should be included as an Acquired Asset in the transactions contemplated by this Agreement and, if so, to assign, with respect to Seller, and assume, with respect to Buyer subject to Section 1.4, the obligations under such NDA (the “Assigned NDA,” and following, such assignment, the Assigned NDA shall be deemed an Acquired Asset), (iii) to obtain the consent, if required of the other party thereto, to any assignment, and (iv) to execute such documents as are necessary to effect such assignment and assumption.

(c)  On or before the Closing Date, the Buyer shall provide the Seller with written instructions as to a reasonable manner and destination for delivering the Acquired Assets physically located outside of the United States to the Buyer.  The Seller shall cause such Acquired Assets to be delivered in accordance with such instructions as soon as practicable after the Closing.

(d)  Following the termination of the Transition Services Agreement, the Seller will deliver to the Buyer any tangible assets included in the Acquired Assets that Seller retained in order to provide transition services to Buyer pursuant to the Transition Services Agreement. Seller shall deliver such Acquired Assets to Buyer as soon as practicable after such termination in accordance with written instructions provided by Buyer.

4.5  Access; Confidentiality. The Seller shall permit the designated representatives of the Buyer to have access (at reasonable times, on reasonable prior written notice and in a manner so as not to interfere with the normal business operations of the Business) to the premises, properties, financial and accounting records, contracts, and other records and documents, of or pertaining to the Business.  Prior to the Closing, the Buyer and its representatives shall not contact or communicate with the employees, customers and suppliers of the Seller in connection with the transactions contemplated by this Agreement, except with the prior written consent of the Seller.  Notwithstanding anything to the contrary in any other provision of this Agreement or the Confidentiality Agreement, the Buyer and the Seller agree that the Confidentiality Agreement shall remain in full force and effect in accordance with its terms, that the Confidentiality Agreement shall survive the Closing or any termination of this Agreement and that any information provided by or on behalf of the Seller to the Buyer pursuant to this Agreement shall be treated as confidential in accordance with the Confidentiality Agreement; provided, however, if the Closing occurs, the Confidentiality Agreement, insofar as it covers information relating exclusively to the Business, shall terminate effective as of the Closing.

4.6  Additional Purchasing Entity. Buyer may at any time, but no later than two (2) business days prior to the Closing notify Seller that it wishes to designate a Buyer Affiliate as an additional purchaser of all or part of the Acquired Intellectual Property. The Parties agree that such Affiliate may be added as a signatory to the Agreement with respect to Sections 1.1, 1.2, 1.3, 1.4 and Article III to the extent mutually deemed appropriate and such other sections as the parties agree and to the Intellectual Property Matters Agreement.

ARTICLE V
CONDITIONS PRECEDENT TO CLOSING

5.1  Conditions to Obligations of the Buyer.  The obligation of the Buyer to consummate the transactions to be consummated at the Closing is subject to the satisfaction (or waiver by the Buyer) of the following conditions:

(a)  the representations and warranties of the Seller set forth in Article II shall be true and correct as of the Closing Date as if made as of the Closing Date, except (i) for those representations and warranties that address matters only as of a particular date (which shall be true and correct as of such date, subject to the following clause (ii)), and (ii) where the failure of any such representation or warranty to be true and correct would not reasonably be expected on an individual or aggregate basis to result in a Business Material Adverse Effect (it being agreed that any materiality or Business Material Adverse Effect qualification in a representation and warranty shall be disregarded in determining whether any such failure would reasonably be expected to result in a Business Material Adverse Effect for purposes of this clause (ii));

(b)  the Seller shall have performed or complied in all material respects with the agreements and covenants required to be performed or complied with by it under this Agreement as of or prior to the Closing;

(c)  no judgment, order, decree, stipulation or injunction enjoining or preventing the consummation of the transactions contemplated by this Agreement shall be in effect;

(d)  as of the date of this Agreement (i) all of the Business Employees listed on Schedule 5.1(d)(i)(A), and (ii) at least seventy-five percent (75%) of the Business Employees listed on Schedule 5.1(d)(i)(B) shall have accepted employment offers from the Buyer with effect on the day after the Closing Date and such Business Employees shall have executed and delivered written acceptance of such employment offers and the Buyer’s standard form of proprietary information and confidentiality agreement and of employment;

(e)  the Seller shall have delivered to the Buyer copies of executed consents to assignment as listed on Schedule 5.1(e);

(f)  the Seller shall have executed and delivered to the Buyer the Seller Certificate; and

(g)  each deliverable of the Seller under Section 1.3(b) shall have been delivered to the Buyer.

5.2  Conditions to Obligations of the Seller.  The obligation of the Seller to consummate the transactions to be consummated at the Closing is subject to the satisfaction (or waiver by the Seller) of the following conditions:

(a)  the representations and warranties of the Buyer set forth in Article III shall be true and correct as of the Closing Date as if made as of the Closing Date, except (i) for those representations and warranties that address matters only as of a particular date (which shall be true and correct as of such date, subject to the following clause (ii)), and (ii) where the failure of any such representation or warranty to be true and correct would not reasonably be expected on an individual or aggregate basis to result in a Buyer Material Adverse Effect (it being agreed that any materiality or Buyer Material Adverse Effect qualification in a representation and warranty shall be disregarded in determining whether any such failure would reasonably be expected to result in a Buyer Material Adverse Effect for purposes of this clause (ii));

(b)  the Buyer shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with by it under this Agreement as of or prior to the Closing;

(c)  no judgment, order, decree, stipulation or injunction enjoining or preventing the consummation of the transactions contemplated by this Agreement shall be in effect;

(d)  the Buyer shall have executed and delivered to the Seller the Buyer Certificate; and

(e)  each deliverable of the Buyer under Section 1.3(b) shall have been delivered to the Seller.

ARTICLE VI
INDEMNIFICATION

6.1  Indemnification by the Seller.  Subject to the terms and conditions of this Article VI, from and after the Closing, the Seller shall indemnify the Buyer in respect of, and hold the Buyer harmless against, Damages incurred or suffered by the Buyer or any Affiliate thereof resulting from or constituting:

(a)  any breach of a representation or warranty of the Seller contained in this Agreement or the Seller Certificate;

(b)  any failure by the Seller to perform any covenant or agreement contained in this Agreement; or

(c)  any Excluded Liabilities.

6.2  Indemnification by the Buyer.  Subject to the terms and conditions of this Article VI, from and after the Closing, the Buyer shall indemnify the Seller in respect of, and hold the Seller harmless against, Damages incurred or suffered by the Seller or any Affiliate thereof resulting from or constituting:

(a)  any breach of a representation or warranty of the Buyer contained in this Agreement or the Buyer Certificate;

(b)  any failure by the Buyer to perform any covenant or agreement contained in this Agreement;

(c)  any Assumed Liabilities; or

(d)  the conduct of the Business following the Closing.

6.3  Claims for Indemnification.

(a)  Third-Party Claims.  An Indemnified Party shall give prompt written notification to the Indemnifying Party of the commencement of any action, suit or proceeding relating to a third-party claim for which indemnification may be sought (collectively, a “Claim”) or, if earlier, upon the assertion of any such claim by a third party.  Such notification shall include a description in reasonable detail of the facts constituting the basis for such Claim and the amount of the Damages claimed.  At any time after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Claim.  If the Indemnifying Party does not assume control of such defense, the Indemnified Party shall control such defense.  The Party not controlling such defense may participate therein at its own expense.  The Party controlling such defense shall keep the other Party advised of the status of such Claim and the defense thereof and shall have the right to settle such Claim; provided, however, (i) the Indemnified Party shall not agree to any settlement of such Claim without the prior written consent of the Indemnifying Party, and (ii) the Indemnifying Party shall not agree to any settlement of such Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement does not impose equitable relief on the Indemnified Party or its Affiliates and includes a complete release of the Indemnified Party and its Affiliates.

(b)  Procedure for Claims.  An Indemnified Party wishing to assert a claim for indemnification under this Article VI shall deliver to the Indemnifying Party a Claim Notice.  If the Indemnifying Party notifies the notifying Indemnified Party that it does not dispute the claim described in such Claim Notice or fails to notify the notifying Indemnified Party and the Escrow Agent within sixty (60) days after delivery of such Claim Notice that the Indemnifying Party disputes the claim described in the Claim Notice, the Damages in the amount specified will be conclusively deemed a liability of the Indemnifying Party and the Indemnifying Party shall be entitled to the amount of such Damages from the Indemnifying Party on demand.  If the Indemnifying Party notifies the Indemnified Party that it contests the claims described in the Claim Notice, the parties will have sixty (60) days following the delivery of the notification of dispute to resolve the dispute. If a dispute relating to a Claim Notice is not resolved within such sixty (60) days, the Indemnifying Party and the Indemnified Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with the provisions of Section 12.10.

6.4  Survival.  Except as set forth expressly in this Section 6.4, the representations and warranties of the Seller and the Buyer set forth in this Agreement, the Seller Certificate and the Buyer Certificate shall survive the Closing and the consummation of the transactions contemplated hereby and continue until the date that is one (1) year after the Closing Date, at which time they shall expire.  The representations and warranties set forth in Sections 2.1, 2.2, 2.7, 3.1 and 3.2 shall survive the Closing and the consummation of the transactions contemplated hereby and continue until the date that is three (3) years after the Closing Date, at which time they shall expire.

6.5  Limitations.

(a)  Notwithstanding anything to the contrary contained in this Agreement, the following limitations shall apply to claims under this Article VI or otherwise made with respect to this Agreement, any Ancillary Agreement or the Seller Certificate:

(i)  The Seller shall not be liable pursuant to Section 6.1(a) with respect to any Damages except to the extent that the aggregate amount of all Damages to which the Buyer has otherwise become entitled under this Article VI exceeds $50,000.00.

(ii)  The Seller shall not be liable with respect to any Damages to the extent that such Damages, when aggregated with all other Damages for which Seller has indemnified Buyer under this Agreement or under the Transition Services Agreement, exceed an amount equal to $1,350,000.00 plus any amounts received by Seller for services performed pursuant to the Transition Services Agreement.

(iii)  The amount of any Damages to which the Buyer is entitled with respect to any claim shall be reduced by the amount of any payment received by the Buyer (or any Affiliate thereof) with respect such Damages from any insurance provider or any other third party.

(iv)  In no event shall either party have any obligation or liability for (A) any Damages that are consequential, in the nature of lost profits (including, without limitation, loss of profit or revenue, any multiple of reduced cash flow or any adjustment based on price to earnings or similar ratios), interference with operations, or loss of customers, tenants, lenders, investors or buyers, diminution in the value of property, special or punitive or otherwise not actual out-of-pocket damages, or (B) any Damages to the extent directly arising from  any act, omission or transaction carried out by or at the request of the other party or any Affiliate thereof.

(b)  From and after the Closing, except with respect to claims for equitable relief, including, without limitation, specific performance, made with respect to breaches of any covenant or agreement contained in this Agreement or the Ancillary Agreements, the rights provided to the Parties under this Article VI shall be the sole and exclusive remedies of the Parties and their respective Affiliates with respect to claims under this Agreement or otherwise relating to the transactions contemplated hereby.  Without limiting the generality of the foregoing, in no event shall any Party, its successors or permitted assigns be entitled to claim or seek rescission of the transactions contemplated by this Agreement.

(c)  Notwithstanding anything in this Article VI to the contrary, none of the limitations contained herein shall apply to claims based on fraud or intentional misrepresentation.

6.6  Treatment of Indemnification Payments.  All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price.

ARTICLE VII
TAX MATTERS

7.1  Preparation and Filing of Tax Returns; Payment of Taxes.

(a)  The Seller shall be responsible for the preparation and filing of all Tax Returns of the Seller relating to the Business for all periods prior to the Closing Date.  The Seller shall make or cause to be made all payments required with respect to any such Tax Returns.  The Buyer shall promptly reimburse the Seller for the amount of any such Taxes paid by the Seller to the extent such Taxes are (i) Assumed Liabilities or (ii) Taxes attributable to the Acquired Assets or the operations of the Business for periods or portions thereof beginning after the Closing Date.

(b)  The Buyer shall be responsible for the preparation and filing of all other Tax Returns for the Acquired Assets after the Closing Date.  The Buyer shall make all payments required with respect to any such Tax Returns.

(c)  In the case of any period that includes, but does not end on, the Closing Date, Taxes that relate to the Acquired Assets for the portion of the period ending on the Closing Date shall equal the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of days in the portion of the period ending on the Closing Date and the denominator of which is the total number of days in the period.

(d)  The Buyer and the Seller shall each be responsible for the payment of fifty percent (50%) any transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other non-income Taxes and administrative fees arising in connection with the consummation of the transactions contemplated by this Agreement.

7.2  Cooperation on Tax Matters.  The Buyer and the Seller and their respective Affiliates shall cooperate in the preparation of all Tax Returns for any Tax periods for which one Party could reasonably require the assistance of the other Party in obtaining any necessary information.

ARTICLE VIII
TERMINATION

8.1  Termination of Agreement.  The Parties may terminate this Agreement prior to the Closing as provided below:

(a)  the Parties may terminate this Agreement by mutual written consent;

(b)  either the Buyer or the Seller may terminate this Agreement by giving written notice to the other in the event that the Seller (in the case of a termination by the Buyer) or the Buyer (in the case of a termination by the Seller) is in material breach of any representation, warranty, covenant or agreement contained in this Agreement that would cause the conditions set forth in Section 5.1(a) or Section 5.1(b) (in the case of a material breach by the Seller) or the conditions set forth in Section 5.2(a) or 5.2(b) (in the case of a material breach by the Buyer) not to be satisfied and (ii) is not cured within twenty (20) days following delivery of written notice of such breach by the Buyer (in the case of a material breach by the Seller) or the Seller (in the case of a material breach by the Buyer) to the other; and

(c)  the Buyer or the Seller may terminate this Agreement by giving written notice to the other if the Closing shall not have occurred on or before sixty (60) days after the date hereof by reason of the failure of (i) in the case of a termination by the Buyer, any condition precedent under Section 5.1 (unless the failure results from a breach by the Buyer of any representation, warranty, covenant or agreement contained in this Agreement) or (ii) in the case of a termination by the Seller, any condition precedent under Section 5.2 (unless the failure results from a breach by the Seller of any representation, warranty, covenant or agreement contained in this Agreement).

8.2  Effect of Termination.  If any Party terminates this Agreement pursuant to Section 8.1, except for Article XI and Sections 12.1, 12.8, 12.9 and 12.10 (which provisions shall survive any such termination), all obligations of the Parties hereunder shall terminate without any liability of any Party to the other Parties.

ARTICLE IX
EMPLOYEE MATTERS

9.1  Offer of Employment; Continuation of Employment.  The Buyer shall make offers of “at-will” employment, on either a transitional or regular basis as determined by the Buyer, to each Business Employee in the U.S. who is an employee of Seller immediately prior to the Closing Date.  Such offers of U.S. “at-will” employment shall be effective starting the day after the Closing Date, upon proof of citizenship or appropriate employment authorization from the U.S. Immigration and Naturalization Service or the U.S. Department of State evidencing a right to work in the United States.  Such “at-will” employment arrangements will supersede any prior employment agreements and other arrangements with such employee in effect prior to the Closing Date.  The Buyer and the Seller shall use commercially reasonable efforts to encourage such employees to accept the offers of employment.  Each of the New Buyer Employees shall enter into Buyer’s standard agreement regarding confidential and proprietary information and Buyer’s standard form of offer letter subject to the Closing.

9.2  Employment Related Liabilities.  Except as otherwise provided in this Article IX, the Seller shall discharge any liability for and shall pay directly to the appropriate Business Employee any amounts to which any Business Employee becomes entitled under any Business Benefit Plan or individual arrangement that exists as a result of, or in connection with, the termination of such Business Employee’s employment with the Seller, including any pension obligations that have accrued during such employee’s employment with the Seller.  The Buyer shall assume the liability for and shall pay directly to the appropriate New Buyer Employee any amounts to which any New Buyer Employee becomes entitled under any applicable law or otherwise that exists or arises as a result of, or in connection with, (i) Buyer’s employment of any New Buyer Employee after such employee’s commencement of employment with Buyer, (ii) any change or proposed change by Buyer to the remuneration, benefits, terms and conditions of employment, or the working conditions of any New Buyer Employee after such employee’s commencement of employment with Buyer and (iii) Buyer’s termination of employment of any New Buyer Employee after such employee’s commencement of employment with Buyer.

9.3  Compensation; Employee Benefits.  Offers to Business Employees for employment other than on a transitional basis shall be on terms and conditions comparable to similarly situated employees of the Buyer.  Upon commencement of employment with the Buyer, the Buyer shall take all actions as are necessary to allow the New Business Employees to participate in the benefit programs of the Buyer to the same extent as similarly situated employees of Buyer as soon as practicable after the Closing Date.

9.4  Credit for Past Service for FTO Plan.  Each New Buyer Employee shall receive service credit for the Buyer’s flexible time-off plan (the “FTO Plan”), subject to the limitations on accrual generally applicable to the Buyer’s employees under its FTO Plan.  Except as expressly set forth herein, each New Buyer Employee shall be deemed new employees of the Buyer for purposes of benefits, accrual, eligibility or vesting under the Buyer’s benefit plans or as otherwise required by applicable local law.

9.5  U.S. COBRA.  The Buyer agrees to provide any required notice under COBRA and any other similar applicable law with respect to New Buyer Employees whose employment with Buyer terminates after the Closing Date.

ARTICLE X
OTHER POST-CLOSING COVENANTS

10.1  Use of Names.

(a)  The Seller is not conveying any ownership rights in or, except as expressly set forth in the Intellectual Property Matters Agreement, the Manufacturing Trademark License Agreement or the Transition Services Agreement, granting any license to use, any Seller Mark to the Buyer or any of its Affiliates and, after the Closing, the Buyer shall, and shall cause each of its Affiliates to, not use in any manner any Seller Mark.  In the event the Buyer violates any of its obligations under this Section 10.1, the Seller may proceed against it in law or in equity for such damages or other relief as a court may deem appropriate.  The Buyer acknowledges that a violation of this Section 10.1 may cause the Seller irreparable harm which may not be adequately compensated for by money damages.  The Buyer therefore agrees that in the event of any actual or threatened violation of this Section 10.1, the Sellers and any of their Affiliates shall be entitled, in addition to other remedies that they may have, to a temporary restraining order and to preliminary and final injunctive relief against the Buyer or such Affiliate of the Buyer to prevent any violations of this Section 10.1, without the necessity of posting a bond.

(b)  Notwithstanding anything to the contrary in this Section 10.1, from and after the Closing, the Buyer shall, and shall cause each of its Affiliates to, make clear in all correspondence, communications or other dissemination of information regarding the Business made by the Buyer or any of its Affiliates that the Business is no longer affiliated with the Seller.

10.2  Non-Competition.

(a)  Subject to subsection (b) below, for a period of three (3) years from and after the Closing Date, the Seller will not, directly or indirectly, anywhere in the world, engage in the business of designing, developing, manufacturing or distributing RF vector signal generators, vector signal analyzers, RF power meters or related software or accessories, or other products similar to the Products; or providing services related to such products (a “Competing Business”).  For avoidance of doubt, the Seller’s current and currently contemplated RF switching business shall not be considered a Competing Business.

(b)  Exclusions from Non-Compete.  The foregoing shall not prohibit Seller from:

(i)  investing in funds or partnerships which in turn invest in companies that engage in a Competing Business, so long as Seller does not exercise control over such investment decisions;

(ii)  owning and disposing of the Excluded Assets and satisfying its obligations with respect to the Excluded Liabilities;

(iii)  acquiring up to two percent (2%) of the outstanding voting securities of any corporation or other entity engaged in a Competing Business which is listed on a national securities exchange or whose securities are regularly traded in the over-the-counter market;

(iv)  purchasing products or services from, or selling products or services to, or otherwise engaging in a subcontracting or commercial relationship with, an entity which is engaged in the Competing Business so long as Seller is not engaging in a Competing Business (for example, by acting as a contract manufacturer or distributor for products that are part of a Competing Business);

(v)  acquiring any entity which is engaged in the Competing Business if either:

(A)  in its last full fiscal year prior to such acquisition, the consolidated revenues of such entity from the Competing Business constituted less than 25% of the total revenues of such entity; or

(B)  the Seller thereafter uses reasonable commercial efforts to sell that portion of the business of such entity as constitutes the Competing Business, upon terms and conditions and at a price deemed acceptable by the Seller; or

(vi)  being acquired by any entity which is engaged in the Competing Business if, in its last full fiscal year prior to such acquisition, the consolidated revenues of such entity from the Competing Business constituted less than 25% of the total revenues of such entity.

(c)  Enforceability.  If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 10.2 is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

(d)  Equitable Relief.  Each party acknowledges that (i) the restrictions contained in this Section 10.2 are necessary, fundamental and required for the protection of the Business in the hands of the Buyer and (ii) a remedy at law for any breach by any party of the provisions of this Section 10.2 will be inadequate and that any breach of these provisions will cause irreparable injury to the Buyer.  Each party hereby agrees that the Buyer shall be entitled to seek injunctive relief in case of any breach, without limiting any other relief to which the Buyer may be entitled at law or in equity or under this Agreement or otherwise.  The parties obligations under this Section 10.2 are in addition to, and not in lieu of, any other obligations imposed under applicable law.

10.3  Non-Solicitation. For a period of two (2) years from the Closing Date, neither the Seller nor any of its Affiliates shall solicit for employment or employ any New Buyer Employee; provided however, that the foregoing restriction shall not prohibit the Seller or its Affiliates from conducting general solicitations not targeted at a specific New Buyer Employee, the New Buyer Employee population as a whole or a specific subgroup of New Buyer Employees or from hiring any New Buyer Employee who has not been employed by the Buyer or its Affiliates for a period of at least three months.

ARTICLE XI
DEFINITIONS

For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“Acquired Assets” shall mean, solely to the extent not an Excluded Asset, all assets, properties and rights of the Seller of every kind, nature, character and description, tangible and intangible, real, personal or mixed, wherever located, existing as of the Closing which are utilized exclusively by the Seller in the Business, including the following assets, in each case to the extent owned by the Seller as of the Closing and utilized exclusively in the Business:

(a)  all inventory of raw materials, work in process, finished goods, office supplies, maintenance supplies and packaging materials, together with spare parts, supplies, current data sheets, brochures and manuals, and inventory set forth on Schedule D-1;

(b)  all computers, equipment, furniture, furnishings, fixtures, machinery, vehicles, tools and tooling and other tangible personal property set forth on Schedule D-1;

(c)  the Acquired Contracts;

(d)  the Acquired Intellectual Property;

(e)  all technical information, quality control data, and other confidential business information, including, without limitation, customer lists and vendor lists;

(f)  to the extent transferable, all licenses, permits, authorizations or franchises issued by any Governmental Entity;

(g)  all goods and services and all other economic benefits to be received subsequent to the Closing arising out of prepayments and payments by the Seller prior to the Closing;

(h)  all personnel files for the Business Employees who accept offers of employment with Seller, books, records, accounts, ledgers, files, documents, correspondence, studies, reports and other printed or written materials, subject to any restrictions imposed by applicable law on the transfer thereof; and

(i)  all goodwill.

“Acquired Contracts” shall have the meaning set forth in Section 2.10(a) of this Agreement.

“Acquired Intellectual Property” shall mean all Intellectual Property used exclusively in the operation of the Business, and specifically excluding the Seller Marks.

“Affiliate” shall mean, with respect to any specified person or entity, a person or entity directly or indirectly controlled by, controlling or under common control with such person or entity.

“Agreement” shall have the meaning set forth in the Preliminary Statement of this Agreement.

“Ancillary Agreements” shall mean the agreements and instruments referred to in clauses (i) through (v) in Section 1.3(b) of this Agreement.

“Assigned NDA” shall have the meaning set forth in Section 4.4(b).

“Assumed Liabilities” shall mean the following liabilities and obligations to the extent relating solely to the Business or the Acquired Assets:

(a)  all liabilities and obligations under the Acquired Contracts; and

(b)  all liabilities and obligations arising out of or relating to the service, support, repair, rework, replacement or return of, or any claim for breach of warranty in respect of or refund of the purchase price of, Products or services of the Business.

“Balance Sheet Date” shall mean September 30, 2009.

“Business” shall have the meaning set forth in the Introduction.

“Business Benefit Plans” shall mean any Employee Benefit Plan maintained, or contributed to, by the Seller for the benefit of Business Employees (and their beneficiaries).

“Business Day” shall mean any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions located in New York, New York are permitted or required by law, executive order or governmental decree to remain closed.

“Business Employees” shall mean all employees of the Seller exclusively engaged in the Business, who are listed on Schedule 2.13.

“Business Material Adverse Effect” shall mean any change, effect or circumstance that (a) is materially adverse to the business, financial condition or results of operations of the Business as a whole (other than changes, effects or circumstances that are the result of economic factors affecting the economy as a whole or that are the result of factors affecting the industry or specific markets in which the Business competes), or (b) materially impairs the ability of the Seller to consummate the transactions contemplated by this Agreement; provided, however, that a “Business Material Adverse Effect” shall not include any adverse change, effect or circumstance (A) arising out of or resulting from actions contemplated by the Parties in connection with this Agreement, (B) that is attributable to the announcement or performance of this Agreement or the transactions contemplated by this Agreement, or (C) national or international political or social conditions, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack.

“Business Property” shall mean the real property leased pursuant to the Lease.

“Buyer” shall have the meaning set forth in the first paragraph of this Agreement.

“Buyer Certificate” shall mean a certificate to the effect that each of the conditions specified in clauses (a) through (c) (insofar as clause (c) relates to a judgment, order, decree, stipulation or injunction against the Buyer) of Section 5.2 is satisfied.

“Buyer Material Adverse Effect” shall mean a material adverse effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement.

“Buyer Plans” shall mean employee benefit plans, agreements, programs, policies and arrangements for the benefit of each New Buyer Employee.

“Claim” shall have the meaning set forth in Section 6.3(a).

“Claim Notice” shall mean a written notice which contains (i) a reasonably specific description and amount of any Damages incurred by the Indemnified Party, (ii) a statement that the Indemnified Party is entitled to indemnification under Article VI and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages.

“Closing” shall mean the closing of the transactions contemplated by this Agreement.

“Closing Date” shall mean the date as soon as practicable (but in no event more than three Business Days) after the first date on which the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery of any documents to be delivered at the Closing by any of the Parties, it being understood that the occurrence of the Closing shall remain subject to the delivery of such documents) have been satisfied or waived.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1986.

“Code” shall mean the Internal Revenue Code of 1986.

“Competing Business” shall have the meaning set forth in Section 10.2.

“Confidentiality Agreement” shall mean the non-disclosure and confidential agreement dated October 22, 2009 between the Buyer and the Seller.

“Damages” shall mean any and all out-of-pocket, monetary damages, fines, fees, penalties and expenses actually paid (excluding attorneys’ fees, costs of investigation, and indirect, incidental, punitive and consequential damages such as lost profits and lost business opportunities).

“Designated Contracts” shall mean each contract and agreement listed in Schedule 2.10(a)(ii).

“Disclosure Schedule” shall mean the disclosure schedule provided by the Seller to the Buyer on the date hereof.

“Employee Benefit Plan” shall mean (a) any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) other than a Multiemployer Plan, (b) any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and (c) to the extent applicable to more than one employee, any other written or oral plan, agreement or arrangement involving compensation, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation, or fringe benefits.

“Environment” shall mean any surface water, ground water, drinking water supply, land surface or subsurface strata, or ambient air.

“Environmental Law” shall mean any foreign, federal, state, provincial, or municipal statute, rule or regulation as in effect on the Closing Date relating to the protection of the Environment or occupational health and safety.

“Environmental Matters” shall mean any legal obligation or liability arising under Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean any entity which is a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes the Seller.

“Excluded Assets” shall mean (i) all assets, properties and rights of the Seller of every kind, nature, character and description, tangible and intangible, real, personal or mixed, wherever located, which are utilized by the Seller in a business other than the Business and (ii) the following assets of the Seller:

(a)  all cash and cash equivalents or similar investments, bank accounts, commercial paper, certificates of deposit, Treasury bills and other marketable securities;

(b)  all accounts receivable and other receivables of the Business, whether or not billed, existing as of the Closing Date;

(c)  all assets, properties or rights listed on, or arising under any contracts or agreements listed on, Schedule D-2;

(d)  all contracts or agreements related or used in the Business other than the Acquired Contracts, unless such contract or agreement becomes an Acquired Asset pursuant to Section 4.4;

(e)  all insurance policies and all rights to insurance claims, related refunds and proceeds, other than those relating to the Acquired Assets or Assumed Liabilities;

(f)  all rights which accrue or will accrue to the benefit of the Seller under this Agreement or the Ancillary Agreements;

(g)  all rights relating to refunds or recoupment of Taxes;

(h)  all actions, claims, causes of action, rights of recovery, choses in action and rights of setoff of any kind arising before, on or after the Closing relating to any other Excluded Asset or any Excluded Liability; and

(i)  any intellectual property rights of the Seller other than the Acquired Intellectual Property, including, without limitation, the intellectual property rights set forth on Schedule D-2.

“Excluded Liabilities” shall mean all liabilities and obligations of the Seller other than the Assumed Liabilities, including without limitation, the following liabilities and obligations:

(a)  all liabilities and obligations relating exclusively to the Excluded Assets;

(b)  all accounts payable with respect to the Business existing and known to the Seller as of the Closing Date;

(c)  all liabilities and obligations under the agreements listed on Schedule D-3;

(d)  all liabilities and obligations with respect to the Business Employees accruing prior to the Closing Date;

(e)  all liabilities and obligations under this Agreement and the Ancillary Agreements; and

(f)  all costs and expenses incurred by Seller or its Affiliates in connection with this Agreement or the consummation of the transactions contemplated by this Agreement.

“Financial Data Schedules” shall mean the unaudited financial data regarding sales and gross profit history, direct expenses, assets (including without limitation, fixed assets, inventory and demonstration equipment) and liabilities for the fiscal years ended September 30, 2007 through 2009 and as of September 30, 2009, as applicable, set forth on Schedule 2.4.

“FTO Plan” shall have the meaning set forth in Section 9.4.

“Governmental Entity” shall mean any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

“Governmental Filings” shall mean all registrations, filings and notices with or to Governmental Entities.

“Income Taxes” shall mean any Taxes imposed upon or measured by net income.

“Indemnified Party” shall mean the party entitled to indemnification under Article VI of this Agreement.

“Indemnifying Party” shall mean the party from whom indemnification is sought by the Indemnified Party.

“Intellectual Property” shall mean the following: domestic and foreign patents, patent applications, trade names, service marks, registered and unregistered trademarks, registered and unregistered copyrights, trade secrets, technical knowledge, know-how and other confidential, proprietary information.

“Intellectual Property Matters Agreement” shall mean the Intellectual Property Matters Agreement delivered at Closing pursuant to Section 1.3(b)(iii).

“Lease” shall mean the lease pursuant to which the Seller leases the real property located at 463 Aviation Blvd., Suite 110, Santa Rosa, California 95403.

“Major Supplier or Customer” shall have the meaning set forth in Section 2.19.

“Manufacturing Trademark License Agreement” shall mean the Manufacturing Trademark License Agreement delivered at Closing pursuant to Section 1.3(b)(v).

“Materials of Environmental Concern” shall mean any hazardous substance, pollutant or contaminant, as those terms are defined under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, solid waste and hazardous waste, as those terms are defined in the Federal Resource Conservation and Recovery Act (as in effect on the date of this Agreement) and oil, petroleum and petroleum products.

“Most Recent Balance Sheet” shall mean the unaudited consolidated balance sheet of the Business as of the Balance Sheet Date.

“Multiemployer Plan” shall mean a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

“New Buyer Employees” shall mean the Business Employees who accept the Buyer’s offer of employment and who commence working with the Buyer on the day after the Closing Date.

“NDAs” shall have the meaning set forth in Section 2.10(e).

“Open Source Materials” shall have the meaning set forth in Section 2.9(k).

“Parties” shall mean the Seller and the Buyer collectively.

“Permits” shall mean all permits, licenses, franchises or authorizations from any Governmental Entity included in the Acquired Assets.

“Products” shall mean the products and services of Seller listed on Schedule 2.11(b) hereto which constitute all of the current products and services and proposed products designed, developed, manufactured and distributed as part of the Business.

“Purchase Price” shall mean $9,000,000.

“Registered Intellectual Property” shall have the meaning set forth in Section 2.9(a).

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the Environment.

“Security Interest” shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (a) mechanic’s, materialmen’s, landlord’s and similar liens,  (b) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (c) inchoate liens for Taxes not yet due and payable.

“Seller” shall have the meaning set forth in the first paragraph of this Agreement.

“Seller Certificate” shall mean a certificate to the effect that each of the conditions specified in clauses (a) through (c) (insofar as clause (c) relates to a judgment, order, decree, stipulation or injunction against the Seller) of Section 5.1 is satisfied.

“Seller’s 401(k) Plan” shall mean the defined contribution plan qualified under Section 401 of the Code sponsored by the Seller.

“Seller Marks” shall mean (other than the trademarks included in the Acquired Intellectual Property) all business names, trade names and trademarks of the Seller or any Affiliate of the Seller, any derivative thereof, and, for the avoidance of doubt, shall include all business names trade names and trademarks consisting of, or that include, the name “KEITHLEY”.

“Taxes” shall mean all taxes, including income, gross receipts, ad valorem, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, social security charges and franchise taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

“Taxing Authority” shall mean any applicable governmental authority responsible for the imposition of Taxes.

“Tax Returns” shall mean all reports, returns, declarations, statements, forms or other information required to be supplied to a Taxing Authority in connection with Taxes.

“Third Party Information” shall have the meaning set forth in Section 4.4(b).

“Transition Services Agreement” shall mean the Transition Services Agreement delivered at the Closing pursuant to Section 1.3(b)(iv).

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act.

ARTICLE XII
MISCELLANEOUS

12.1  Press Releases and Announcements.  No Party shall issue (and each Party shall cause its Affiliates not to issue) any press release or public disclosure relating to the subject matter of this Agreement without the prior written approval of the other Parties; provided, however, that any Party may make any public disclosure it believes in good faith is required by law, regulation or stock exchange rule (in which case the disclosing Party shall advise the other Party or Parties and the other Party or Parties shall, to the extent permitted by Law, have the right to review and comment on such press release or announcement, and the disclosing Party shall incorporate all reasonable comments of the other Party, prior to its publication).

12.2  No Third Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns and, to the extent specified herein, their respective Affiliates.

12.3  Entire Agreement.  This Agreement (including, without limitation, the documents referred to herein) and the Confidentiality Agreement constitute the entire agreement among the Buyer, on the one hand, and the Seller, on the other hand.  The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.  This Agreement supersedes any prior agreements or understandings among the Buyer, on the one hand, and the Seller, on the other hand, and any representations or statements made by or on behalf of the Seller to the Buyer or the Buyer to the Seller, whether written or oral, with respect to the subject matter hereof, other than the Confidentiality Agreement, and the parties hereto specifically disclaim reliance on any such prior representations or statements to the extend not embodied in this Agreement.

12.4  Succession and Assignment.  No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party, which written approval shall not be unreasonably withheld or delayed.  Notwithstanding the foregoing, this Agreement, and all rights, interests and obligations hereunder, may be assigned, without such consent, to any entity that acquires all or substantially all of the Seller’s business or assets.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

12.5  Notices.  All notices, requests, demands, claims and other communications hereunder shall be in writing.  Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four Business Days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one Business Day after it is sent for next Business Day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

If to the Buyer: Agilent Technologies, Inc. 5301 Stevens Creek Boulevard Santa Clara, CA 95052 Telecopy: 408-345-8474 Attention: Marie O. Huber, General Counsel	Agilent Technologies, Inc. 5301 Stevens Creek Boulevard Santa Clara, CA 95052 Telecopy: 408-345-8474 Attention: Shiela Barr Robertson Title: Vice President, Corporate Development & Strategy
If to the Seller: Keithley Instruments, Inc. 28775 Aurora Road Solon, Ohio 44139 Phone: 440-248-0400 Fax: 440-248-6168 Attention: Linda C. Rae, Chief Operating Officer	Copy to: Baker & Hostetler LLP 3200 National City Center 1900 East 9th Street Cleveland, Ohio 44114 Phone: 216-621-0200 Fax: 216-696-0740 Attention: John M. Gherlein, Esq.

Any Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including, without limitation, personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail) and any such communication shall be deemed delivered (a) upon machine or server confirmation if given by telecopy or electronic mail or (b) if not given by telecopy or electronic mail, when actually received by the Party for whom it is intended.  Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

12.6  Amendments and Waivers.  The Parties may mutually amend or waive any provision of this Agreement at any time.  No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties.  No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

12.7  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the body making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

12.8  Expenses.  Except as otherwise specifically provided to the contrary in this Agreement, each of the Parties shall bear its own costs and expenses (including, without limitation, legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

12.9  Governing Law; Specific Performance.  This Agreement and any disputes hereunder shall be governed by and construed in accordance with the internal laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of California.  Each Party acknowledges and agrees that the other Party or Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each Party agrees that the other Party or Parties may be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof.

12.10  Submission to Jurisdiction; Waiver of Jury Trial.  Each Party (a) submits to the exclusive jurisdiction of any state or federal court sitting in the State of California in any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined only in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court.  To the extent permitted by applicable law, each Party hereby irrevocably waives all rights to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby or the actions of any Party in the negotiation, administration, performance and enforcement of this Agreement.

12.11  Bulk Transfer Laws.  The Buyer acknowledges that the Seller will not comply with the provisions of the bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement, and any Damages to any Party arising out of such noncompliance shall be deemed an Assumed Liability for all purposes of this Agreement.

12.12  Construction.  Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  Unless otherwise expressly provided herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.  All references herein to “Articles”, “Sections”, “Exhibits” and “Schedules” shall be deemed to be references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The defined terms herein shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

12.13  Counterparts and Facsimile Signature.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  This Agreement may be executed by facsimile or electronic signature.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

KEITHLEY INSTRUMENTS, INC.

By:	/s/ Linda C. Rae

Name: Linda C. Rae
Title: Executive Vice President and Chief Operating Officer

AGILENT TECHNOLOGIES, INC.

By:	/s/ Shiela Barr Robertson

Name: Shiela Barr Robertson
Title: Vice President, Corporate Development & Strategy